EX-99.d.2

Delaware Management Company

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

April 22, 2026

Delaware VIP Trust

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

Re:  Expense Limitations

To whom it may concern:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Nomura Investment Management Business Trust (the “Manager”), agrees that in order to improve the performance of the series of Delaware VIP Trust set forth below (each a “Series”), the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, the “Excluded Expenses”)) in an aggregate amount equal to the amount by which a Series’ total annual series operating expenses (excluding any Excluded Expenses) exceed the percentages set forth below for the period from April 30, 2026 through April 29, 2027. For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Series’ Board of Trustees and the Manager.

Fund	Expense Cap
Nomura VIP Emerging Markets Series	1.16%
Nomura VIP Fund for Income Series	0.74%
Nomura VIP Growth and Income Series	0.70%
Nomura VIP Growth Equity Series	0.79%
Nomura VIP Investment Grade Series	0.61%
Nomura VIP Limited Duration Bond Series	0.53%
Nomura VIP Opportunity Series)	0.83%
Nomura VIP Small Cap Value Series	0.78%
Nomura VIP Total Return Series	0.74%

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Series expenses at any time in the future.

Delaware Management Company, a series of

Nomura Investment Management Business Trust

By:	/s/ Richard Salus
Name:	Richard Salus
Title:	Senior Vice President